EXHIBIT 11.1 Statement re computation of per share earnings

Earnings per share – basic, are based upon the Company’s weighted average number of common shares outstanding.

	2006	2005	2004
	(In thousands – except per share data)
Net Income	$8,739	$9,544	$4,810

Weighted average shares outstanding – basic	9,775	9,677	9,574

Shares issuable upon exercise of dilutive options	318	359	503

Less: shares assumed repurchased	(32)	(78)	(164)

Weighted average shares outstanding – diluted	10,061	9,958	9,913

Earnings per share – basic	$.89	$0.99	$0.50

Earnings per share – diluted	$.87	$0.96	$0.49